# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KINGSWAY FINANCIAL SERVICES INC, CIK 0001072627
CUSIP: 496904202
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 10 S. RIVERSIDE PLAZA, SUITE 1520, CHICAGO, Illinois (IL), 60606
Date of event which requires filing of this statement: 10/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001741129

## Reporting persons
- Greenhaven Road Investment Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,970,536; sole dispositive power 0; shared dispositive power 1,970,536; aggregate amount beneficially owned 1,970,536 (6.8% of the class)
  Comment: (1) The figures in Items 6, 8, and 9 include 660,000 shares of common stock, par value $0.01 per share ("Common Stock") of the Issuer that may be acquired by certain Reporting Persons within 60 days pursuant to an option agreement with a third-party to acquire shares of Common Stock (the "Option Agreement").
  (2) The figure in Item 11 is based upon 28,873,415 shares of Common Stock outstanding as of August 7, 2025, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended June 30, 2025, filed on August 7, 2025, by the Issuer with the U.S. Securities and Exchange Commission (the "SEC").
- MVM Funds LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,970,536; sole dispositive power 0; shared dispositive power 1,970,536; aggregate amount beneficially owned 1,970,536 (6.8% of the class)
  Comment: (1) The figures in Items 6, 8, and 9 include 660,000 shares of Common Stock of the Issuer that may be acquired by certain Reporting Persons within 60 days pursuant to the Option Agreement.
  (2) The figure in Item 11 is based upon 28,873,415 shares of Common Stock outstanding as of August 7, 2025, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended June 30, 2025, filed on August 7, 2025, by the Issuer with the SEC.
- Greenhaven Road Capital Fund 1, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 915,059; sole dispositive power 0; shared dispositive power 915,059; aggregate amount beneficially owned 915,059 (3.2% of the class)
  Comment: (1) The figures in Items 6, 8, and 9 include 306,504 shares of Common Stock of the Issuer, which is Fund 1's current allocable portion of the 660,000 shares of Common Stock of the Issuer that may be acquired within 60 days pursuant to the Option Agreement, which allocation is subject to change as determined by the Investment Manager in accordance with its allocation policies and procedures.
  (2) The figure in Item 11 is based upon 28,873,415 shares of Common Stock outstanding as of August 7, 2025, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended June 30, 2025, filed on August 7, 2025, by the Issuer with the SEC.
- Greenhaven Road Capital Fund 2, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,055,477; sole dispositive power 0; shared dispositive power 1,055,477; aggregate amount beneficially owned 1,055,477 (3.7% of the class)
  Comment: (1) The figures in Items 6, 8, and 9 include 353,496 shares of Common Stock of the Issuer, which is Fund 2's current allocable portion of the 660,000 shares of Common Stock of the Issuer that may be acquired within 60 days pursuant to the Option Agreement, which allocation is subject to change as determined by the Investment Manager in accordance with its allocation policies and procedures.
  (2) The figure in Item 11 is based upon 28,873,415 shares of Common Stock outstanding as of August 7, 2025, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended June 30, 2025, filed on August 7, 2025, by the Issuer with the SEC.
- Miller Scott Stewart: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,970,536; sole dispositive power 0; shared dispositive power 1,970,536; aggregate amount beneficially owned 1,970,536 (6.8% of the class)
  Comment: (1) The figures in Items 6, 8, and 9 include 660,000 shares of Common Stock of the Issuer that may be acquired by certain Reporting Persons within 60 days pursuant to the Option Agreement.
  (2) The figure in Item 11 is based upon 28,873,415 shares of Common Stock outstanding as of August 7, 2025, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended June 30, 2025, filed on August 7, 2025, by the Issuer with the SEC.

## Item 1. Issuer
Name of issuer: KINGSWAY FINANCIAL SERVICES INC
Address of issuer's principal executive offices: 10 S. RIVERSIDE PLAZA, SUITE 1520, CHICAGO, ILLINOIS, 60606.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G (this "Statement") is jointly filed by and on behalf of each of (1) Greenhaven Road Investment Management, LP, a Delaware limited partnership (the "Investment Manager"); (2) MVM Funds, LLC, a New York limited liability company (the "General Partner"); (3) Greenhaven Road Capital Fund 1, L.P., a Delaware limited partnership ("Fund 1"); (4) Greenhaven Road Capital Fund 2, L.P., a Delaware limited partnership ("Fund 2", and together with Fund 1, the "Funds"); and (5) Scott Miller (each of the foregoing, a "Reporting Person" and collectively, the "Reporting Persons"). Subject to the Investment Manager's allocation of any shares of Common Stock of the Issuer acquired by the Investment Manager pursuant to the Option Agreement, the Funds are the record and direct beneficial owners of the securities covered by this Statement. The General Partner is the general partner of, and may be deemed to indirectly beneficially own securities owned by, the Investment Manager and both of the Funds. Mr. Miller is the manager of, and may be deemed to indirectly beneficially own securities owned by, the General Partner. The Investment Manager is the investment manager of, and may be deemed to indirectly beneficially own securities owned by, both of the Funds. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held directly by the other Reporting Persons.

Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 8 Sound Shore Drive, Suite 210, Greenwich, CT 06830.
Citizenship: See Item 4 on the cover pages hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover pages hereto.
Percent of class: See Item 11 on the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement (filed herewith)

## Signatures
- Greenhaven Road Investment Management, L.P.: /s/ Scott Miller, Scott Miller, Authorized Signatory (11/06/2025)
- MVM Funds LLC: /s/ Scott Miller, Scott Miller, Authorized Signatory (11/06/2025)
- Greenhaven Road Capital Fund 1, L.P.: /s/ Scott Miller, Scott Miller, Authorized Signatory (11/06/2025)
- Greenhaven Road Capital Fund 2, L.P.: /s/ Scott Miller, Scott Miller, Authorized Signatory (11/06/2025)
- Miller Scott Stewart: /s/ Scott Miller, Scott Miller, Authorized Signatory (11/06/2025)